

January 31, 2013

Via E-mail
Paul A. Holt
Chief Financial Officer
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 700
Irvine, CA 92612

>   **Re: Quality Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2012**
>   **Filed May 25, 2012**
>   **File No. 001-12537**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 65

1.   Please tell us what consideration was given to including contingent consideration obligations and unrecognized tax benefits within your contractual obligations table or in an accompanying note. Please refer to Section IV.A of SEC Release 33-8350 and footnote 46 thereto. For additional guidance, please see Section C of SEC Release 33-9144.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 77

2.   We note that the amounts presented for "tax benefit associated with stock options" and "excess tax benefit from share-based compensation" within cash flows from operating activities are the same for each period. Please explain in reasonable detail how you determined each of these amounts for the periods presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief